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MetLife Investors USA Insurance Company
5 Park Plaza, Suite 1900
Irvine, California 92614

April 4, 2008

Alison White, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0506

          Re: Form N-6 Registration Statement for Flexible Premium Variable Life
              Insurance to be Issued through MetLife Investors USA Variable Life Account A (File No. 333-147509)

Dear Ms. White:

MetLife Investors USA Insurance Company (the "Depositor") and MetLife Investors USA Variable Life Account A (the "Registrant"), acknowledge with respect to the above referenced filing that:

     - Should the Commission or the Staff, acting pursuant to delegated authority, permit the filing to go effective, it does not foreclose the Commission from taking any action with respect to the filing; and;

     - The action of the Commission or the Staff, acting pursuant to delegated authority, in permitting the filing to go effective, does not relieve the Depositor and Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     - Depositor and Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

If you have any questions or further comments, please call Mary Thornton at
(202) 383-0698 or Jack Connolly at (617) 578-3031.

Very truly yours,
MetLife Investors USA Insurance Company


By: /s/ Richard C. Pearson
    Richard C. Pearson
    Vice President and
    Associate General Counsel

Cc: Mary E. Thornton, Partner
    Sutherland Asbill & Brennan LLP

    John E. Connolly, Jr., Esq.
    Assistant General Counsel
    Metropolitan Life Insurance Company